EXHIBIT 99.1

YAMANA GOLD INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Meeting”) of Yamana Gold Inc. (the “Company”) will be held at the St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, on Tuesday, May 3, 2005 at 3:00 p.m. (Toronto time), for the following purposes:

(a)	To receive and consider the annual report of management to the shareholders and the audited consolidated financial statements of the Company for the financial year ended December 31, 2004 and the report of the auditors thereon;

(b)	To elect directors of the Company for the ensuing year;

(c)	To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration; and

(d)	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This notice is accompanied by a management information circular, a form of proxy, a supplemental mailing list return card and the audited consolidated financial statements of the Company for the financial year ended December 31, 2004.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has by resolution fixed the close of business on March 15, 2005 as the record date, being the date for the determination of the registered holders of common shares entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

The board of directors of the Company has by resolution fixed 4:00 p.m. (Toronto time) on April 29, 2005 or 48 hours (excluding Saturdays and holidays) before any adjournments as the time by which proxies to be used or acted upon at the Meeting or any adjournment or adjournments thereof shall be deposited with the Company’s transfer agent.

DATED at Toronto, Ontario this 15th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Peter Marrone
President and Chief Executive Officer

YAMANA GOLD INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of Yamana Gold Inc. (the “Company”) for use at the annual meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed the close of business on March 15, 2005 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of and to vote at the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on April 29, 2005, or no later than 48 hours (excluding Saturdays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of March 15, 2005. This management information circular contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “Cdn$".

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on April 29, 2005, or no later than 48 hours (excluding Saturdays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (40 King Street West, Suite 2100, Toronto, ON M5H 3C2; Attention: Mark T. Bennett, Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the supplemental mailing list return card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario, M5H 4A6.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

No (a) director or executive officer of the Company who has held such position at any time since March 1, 2004; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Voting Securities and Principal Holders Thereof

As of February 28, 2005, 122,466,716 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting has been fixed at March 15, 2005. In accordance with the provisions of the Canada Business Corporations Act (the “CBCA”), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, the only persons, or companies who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company are as follows:

	Number of	Percentage of
Name	Common Shares	Outstanding Common Shares

Santa Elina Mines Corporation	24,035,713(1)	19.7

(1)	Santa Elina Mines Corporation also owns 15,942,856 common share purchase warrants of the Company, each warrant entitling the holder to acquire one Common Share at a price of Cdn$1.50 until July 31, 2008.

Statement of Executive Compensation

The following table provides information for the three most recently completed financial years ended February 28, 2003, February 29, 2004 and December 31, 2004 (10 months) regarding compensation paid to or earned by the Company’s President and Chief Executive Officer, the Company’s Chief Financial Officer and the Company’s two most highly compensated executive officers other than the President and Chief Executive Officer and the Chief Financial Officer as at December 31, 2004 (the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary (Cdn$)	Bonus (Cdn$)	Other Annual Compensation (Cdn$)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions (Cdn$)	LTIP Payouts ($)	All Other Compensation ($)
Peter Marrone(1) President and Chief Executive Officer	2004 2004(1) 2003	391,667 198,848 N/A	230,300 98,620 N/A	34,935(8) 106,594 N/A	300,000 1,250,000 N/A	Nil Nil Nil	Nil Nil Nil	(7) Nil N/A
Charles Main(2) Vice President, Finance and Chief Financial Officer	2004 2004(2)	166,667 99,261 N/A	67,800 24,815 N/A	11,331(8) Nil N/A	50,000 350,000 N/A	Nil Nil Nil	Nil Nil Nil	(7) Nil N/A
Antenor F. Silva, Jr.(3) Chief Operations Officer	2004(6) 2004(3)(5) 2003	194,865 123,401 N/A	65,942 32,167 N/A	4,149(8) 109,754 N/A	300,000 1,200,000 N/A	Nil Nil Nil	Nil Nil Nil	(7) Nil N/A
Greg McKnight(4) Vice President, Business Development	2004 2004(4) 2003	166,667 16,667 N/A	75,000 6,250 N/A	4,637(8) Nil N/A	Nil 400,000 N/A	Nil Nil Nil	Nil Nil Nil	(7) Nil N/A

(1)	Mr. Marrone was appointed as President and Chief Executive Officer of the Company effective July 31, 2003. Mr. Marrone’s salary amount for the year ended February 29, 2004 represents salary from July 31, 2003 to February 29, 2004. Other Annual Compensation for the year ended February 29, 2004 includes $100,000 paid at the equivalent rate of Mr. Marrone’s salary for the period prior to July 31, 2003 during the change of management and reorganization of the Company.
(2)	Mr. Main was appointed as Vice President, Finance and Chief Financial Officer of the Company effective July 31, 2003. Mr. Main’s salary amount for the year ended February 29, 2004 represents salary from July 31, 2003 to February 29, 2004.
(3)	Mr. Silva was appointed as Chief Operations Officer of the Company effective August 12, 2003. Mr. Silva’s salary amount for the year ended February 29, 2004 represents salary from August 12, 2003 to February 29, 2004. Other Annual Compensation for the year ended February 29, 2004 represents $109,754 paid at the equivalent rate of Mr. Silva’s salary for the period prior to August 12, 2003 during the change of management and reorganization of the Company.
(4)	Mr. McKnight was appointed as Vice President, Business Development of the Company effective February 5, 2004. Mr. McKnight’s salary amount for the year ended February 29, 2004 represents salary from February 5, 2004 to February 29, 2004.
(5)	All dollar amounts shown for they year ended February 29, 2004 were converted from United States dollars to Canadian dollars based on an average exchange rate for the period of Cdn$0.7289:US$1.
(6)	All dollar amounts shown for the ten months ended December 31, 2004 have been converted from United States dollars to Canadian dollars based on an average exchange rate for the period of Cdn$0.7698:US$1.
(7)	In connection with the transactions creating the Company in 2003, the Company agreed to grant an aggregate of five million options to purchase Common Shares to certain key executives at an exercise price of $1.20 per share, being the issue price of the subscription receipts sold pursuant to the $55.5 million equity financing completed by the Company in July 2003. These options were subsequently granted to the executives at an issue price of $1.67 per share, pursuant to subscriptions entered into as at July 31, 2003, for an aggregate of 808,000 Common Shares, as approved by the Board. Following receipt of all regulatory approval, and shareholder approval in June 2004, the Company issued the shares in July 2004. Pursuant to this transaction Messrs. Marrone, Main, Silva and McKnight were issued 217,391, 68,870, 208,695 and 69,565 Common Shares, respectively. The Company funded the subscription obligations.
(8)	Other Annual Compensation includes a non-cash interest benefit conferred under the share subscription arrangements described in note (7) above.

Stock Options

The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2004 pursuant to the Company’s share incentive plan (the “Share Incentive Plan”).

Option Grants During the Financial Year Ended December 31, 2004

Name	Securities Under Options Granted (#)(1)	% of Total Options Granted to Employees in Financial Year(2)	Exercise or Base Price (Cdn$/Security)	Market Value of Securities Underlying Options on the Date of Grant (Cdn$/Security)	Expiration Date
Peter Marrone	300,000	24	3.44	3.44	March 11, 2014
Charles Main	50,000	4	3.44	3.44	March 11, 2014
Antenor F. Silva, Jr	300,000	24	3.44	3.44	March 11, 2014
Greg McKnight	Nil	Nil	N/A	N/A	N/A

(1)	Class of securities underlying all stock options is Common Shares. All stock options vested immediately upon grant on March 11, 2004.
(2)	Based on the total number of options granted to employees of the Company and its subsidiaries pursuant to the Share Incentive Plan during the financial year ended December 31, 2004 of 1,250,000.

The following table provides details regarding stock options exercised by the Named Executive Officers during the financial year ended December 31, 2004 and year-end option values.

Aggregated Option Exercises During the Financial Year Ended December 31, 2004
and Year-End Option Values

			Unexercised Options at December 31, 2004		Value of Unexercised in-the- money Options at December 31, 2004(1)
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn$)	Exercisable (#)	Unexercisable (#)	Exercisable (Cdn$)	Unexercisable (Cdn$)
Peter Marrone	Nil	Nil	1,550,000	Nil	2,460,500	Nil
Charles Main	Nil	Nil	400,000	Nil	683,500	Nil
Antenor F. Silva, Jr	Nil	Nil	1,500,000	Nil	2,364,000	Nil
Greg McKnight	Nil	Nil	400,000	Nil	772,000	Nil

(1)	Calculated using the closing price of the Common Shares on the TSX on December 31, 2004 of Cdn$3.60 less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Employment Agreements

The Company or its wholly-owned subsidiaries, have entered into employment agreements with each of the Named Executive Officers.

The Company has entered into employment agreements (i) dated July 25, 2003, as amended September 1, 2004 with Peter Marrone, President and Chief Executive Officer of the Company; (ii) dated August 6, 2003, as amended December 13, 2004 with Charles Main, Vice President, Finance and Chief Financial Officer of the Company; (iii) dated August 12, 2003 with Antenor F. Silva, Jr., Chief Operations Officer of the Company; and (iv) dated January 8, 2004, as amended December 13, 2004 with Greg McKnight, Vice President, Business Development of the Company.

Pursuant to his employment agreement, Mr. Marrone’s base salary is reviewed on an annual basis, but in any event will not be less than the previous year’s base salary. Mr. Marrone is also entitled to bonuses, stock options and benefits at the discretion of the Board of Directors. Mr. Marrone may terminate his employment agreement upon three months’ written notice to the Company. The Company may terminate Mr. Marrone’s employment agreement at any time without cause, in which event it is obligated to provide Mr. Marrone with a severance in lieu of notice. Upon termination of Mr. Marrone’s employment with the Company for any reason other than cause, or upon Mr. Marrone’s resignation in connection with a change of control of the Company, Mr. Marrone is entitled to a payment equal to three times his highest annual salary and bonus (plus additional premium in the case of a change of control). Mr. Marrone is also entitled to a cash amount in lieu of Common Shares issuable under stock options not exercised within 30 days of notice from the Company, whether or not such options are exerciseable, based on a predetermined formula set out in his employment agreement. Alternatively, Mr. Marrone may elect to continue to hold any unexercised options for the balance of their term. In addition, Mr. Marrone’s employment agreement contains customary provisions relating to the termination of his employment for good reason and, in such event, Mr. Marrone is entitled to the severance payments noted above.

Pursuant to Mr. Main’s employment agreement, his base salary is reviewed annually, but in any event will not be less than the previous year’s base salary. Mr. Main is also entitled to bonuses, stock options and benefits at the discretion of the Board of Directors.

The employment agreement relating to Mr. Silva provides that Mr. Silva shall be employed as Chief Operations Officer of Yamana through the Company’s indirect, wholly-owned subsidiary, Yamana Resources (BVI) Ltd. Pursuant to Mr. Silva’s employment agreement, his base salary is reviewed annually, but in any event will not be less than the previous year’s base salary. Mr. Silva is also entitled to bonuses, stock options and benefits at the discretion of the Board of Directors of Yamana.

The employment agreements relating to Messrs. Main and Silva both provide that the executive may terminate his employment agreement upon 90 days’ written notice to the Company, and the Company may terminate the executive’s employment agreement at any time without cause, in which event the executive shall be entitled to a severance in lieu of notice. Upon termination of their respective employment with the Company for any reason other than cause (or, in the case of Mr. Main, other than upon a change of control of the Company), each is entitled to a payment equal to his annual base salary plus accrued but unused vacation. Upon a change of control of the Company, Mr. Main is entitled to a payment of an amount equal to 18 months base salary and any bonuses plus accrued but unused vacation. Any previously issued options granted to each of Messrs. Main and Silva, as applicable, shall vest upon termination of his employment and shall remain exercisable for 12 months from such termination, notwithstanding the provisions of any agreement or plan. In addition, the employment agreements relating to Messrs. Main and Silva each contain customary provisions relating to termination for good reason and, in such event, Mr. Main and Mr. Silva shall be entitled to the severance noted above.

Pursuant to his employment agreement, Mr. McKnight’s salary is reviewed annually but in any event will not be less than the previous year’s base salary. Mr. McKnight is also entitled to bonuses, stock options and benefits at the discretion of the Board of Directors. Mr. McKnight may terminate his employment agreement upon 90 days’ written notice to the Company. The Company may terminate Mr. McKnight’s employment agreement at anytime without cause, in which event Mr. McKnight shall be entitled to a severance in lieu of notice. Upon termination of his employment with the Company for any reason other than cause or a change of control, Mr. McKnight is entitled to a payment equal to 18 months’ base salary plus accrued but unused vacation. Any previously issued options granted to Mr. McKnight shall vest upon termination of his employment and shall remain exercisable for 18 months from such termination, notwithstanding the provisions of any agreement or plan. Upon a change of control, Mr. McKnight is entitled to a payment of an amount equal to 24 months base salary and any bonuses plus accrued but unused vacation, and any previously issued stock options granted to Mr. McKnight shall vest upon termination of his employment as a result of a change of control and shall remain exercisable for 12 months from such termination, notwithstanding the provisions of any agreement or plan. In addition, Mr. McKnight’s employment agreement contains customary provisions relating to the termination of his employment for good reason and, in such event, Mr. McKnight is entitled to the severance payments noted above.

Other than as described above, the Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company and its subsidiaries, from a change of control of the Company and its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.

Compensation of Directors

Standard Compensation Arrangements

Each non-executive director of the Company receives an annual retainer fee of Cdn$20,000, paid quarterly for the attendance of a minimum of four Board meetings per year, with an additional Cdn$1,000 per meeting in excess of four Board meetings in one year. The Chairman of the Board receives an additional retainer fee of Cdn$5,000 per year. Members of the audit, compensation, corporate governance and nominating, and sustainability committees of the Board are paid Cdn$1,500, Cdn$1,000, Cdn$1,000 and Cdn$1,000 per meeting, respectively, and the Chairman of each such committees of the Board are paid an annual retainer fee of Cdn$4,000, Cdn$2,000, Cdn$2,000 and Cdn$2,000, respectively. Members of the Sustainability Committee receive an additional fee of Cdn$1,200 per diem when consulting at a mine site.

During the financial year ended December 31, 2004, an aggregate of Cdn$252,000 was paid to the four non-executive directors and the Company granted stock options to the four non-executive directors to purchase an aggregate of 240,000 Common Shares.

Other Arrangements

Other than as described below, none of the directors of the Company were compensated in their capacity as a director by the Company and its subsidiaries during the financial year ended December 31, 2004 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

From time to time, the Board of Directors of the Company appoints ad hoc special committees to consider corporate opportunities, financings and other transactions. During the financial year ended December 31, 2004, each of Patrick Mars, Victor Bradley and Lance Tigert was paid Cdn$25,000 for serving on such committees.

Directors’ and Officers’ Liability Insurance

The Company maintains, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary, in an amount commensurate for companies of Yamana’s size and maturity. The aggregate limit on liability for directors and officers under the insurance policy is $10 million, and the aggregate premium paid by the Company is $140,000. The terms of the policy provide for a deductible of $250,000 in respect of securities law claims and $100,000 in respect of all other claims.

Composition of the Compensation Committee

The Compensation Committee is composed of three directors of the Company, two members are neither officers nor employees of the Company or any of its subsidiaries. At December 31, 2004, the members of the Compensation Committee were: James Askew (Chairman), Lance Tigert and Peter Marrone. Mr. Marrone, President and Chief Executive Officer of the Company, is a non-voting member of the Compensation Committee with the right to attend meetings of the committee. During the year ended December 31, 2004, Mr. Askew took over the role of Chairman of the Committee.

Report on Executive Compensation

When determining the compensation of the Company’s executive officers, including the Named Executive Officers, the Compensation Committee considers the objectives of: (i) recruiting and retaining the executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation paid to executive officers consists of the following three components:

(a)	base salary;
(b)	bonus; and
(c)	long-term incentive in the form of stock options granted in accordance with the Share Inventive Plan.

Base Salary

The base salary of each particular executive officer is determined by an assessment by the Board of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

Bonus

Bonuses are performance based short-term financial incentives. Bonuses are based on certain indicators such as personal performance, team performance and/or corporate financial performance. A series of key performance indicators have been adopted to ensure that executive officers receive bonuses based on pre-determined performance criteria.

Long-Term Incentive

The Company provides a long-term incentive by granting options to executive officers through the Share Incentive Plan. The options granted permit executives to acquire Common Shares at an exercise price equal to the closing market price of such shares under option on the trading day immediately preceding the date on which the option was granted. The objective of granting options is to encourage executives to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive to consider the long-term interests of the Company and its shareholders.

Compensation of Chief Executive Officer

The components of the Chief Executive Officer’s compensation are the same as those which apply to the other senior executive officers of the Company, namely base salary, bonus and long-term incentives in the form of stock options. These components are set forth in Mr. Marrone’s employment agreement and provide for a minimum base salary of Cdn$470,000 per year. The Chairman of the Compensation Committee presents recommendations of the Compensation Committee to the Board with respect to the Chief Executive Officer’s compensation. In setting the Chief Executive Officer’s salary, the Compensation Committee reviews salaries paid to other senior officers in the Company, salaries paid to other chief executive officers in the industry and the Chief Executive Officer’s impact on the achievement of the Company’s objectives for the previous financial year, as measured against his key performance indicators. During the financial year ended December 31, 2004, Mr. Marrone was paid a bonus of $230,300 and granted 300,000 stock options under the Share Incentive Plan (see “Option Grants During the Financial Year Ended December 31, 2004” table above for further details).

The foregoing report has been submitted by:	James Askew (Chairman)
Lance Tigert

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Common Shares on August 1, 2003 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Composite Index Gold for the two most recently completed financial years of the Company following the completion of its reverse take-over transaction in August 2003, assuming the reinvestment of all dividends.

	Aug. 1/03	Dec. 31/03	Dec. 31/04
Yamana Gold Inc.	100.00	185.63	215.57
S&P/TSX Composite Index	100.00	114.75	131.37
S&P/TSX Composite Index Gold	100.00	132.34	121.92

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the financial year ended December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average price of outstanding options, warrants and rights (Cdn$)	Number of securities remaining available for future issuance under equity compensation plans(2)
Equity compensation plans approved by securityholders	6,659,910	$2.04	2,703,219
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	6,659,910	$2.04	2,703,219

(1)	Represents Common Shares issuable upon exercise of stock options.
(2)	Based on the maximum number of Common Shares reserved for issuance upon exercise of stock options under the Share Incentive Plan of 9,500,000.

Security Based Compensation Arrangements

Share Incentive Plan

The Company’s share incentive plan (the “Share Incentive Plan”) dated January 20, 1995, as amended, is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers, directors and consultants, to have equity participation in the Company through the acquisition of Common Shares. The Share Incentive Plan is comprised of a stock option component and a stock bonus component. On June 24, 2004, the shareholders of the Company approved an amendment to the Share Incentive Plan to increase the maximum number of Common Shares reserved for issuance to 9,500,000 under the stock option component of the plan. The aggregate maximum number of Common Shares that may be reserved for issuance under the Share Incentive Plan is 9,508,973, representing approximately 8% of Company’s issued and outstanding Common Shares; 9,500,000 under the stock option component and 8,973 under the stock bonus component. All 8,973 Common Shares available to be issued under the stock bonus component of the Share Incentive Plan have been granted, representing less than 0.1% of the Company’s issued and outstanding Common Shares and no further Common Shares will be granted under this component of the Share Incentive Plan. This leaves 2,840,090 common shares, representing approximately 2.3% of the outstanding Common Shares, available for issuance under the stock option component of the Share Incentive Plan, and no common shares available for issuance under the stock bonus component.

Options to purchase an aggregate of 6,659,910 Common Shares, representing approximately 5% of the Company’s issued and outstanding Common Shares, are currently outstanding under the stock option component of the Share Incentive Plan and 40,000 Common Shares were issued during the year ended December 31, 2004 upon exercise of options granted under the stock option component of the Share Incentive Plan. The Share Incentive Plan provides for an aggregate maximum reserve of 5% of the Company’s issued and outstanding Common Shares for issuance to any one person. Options granted under the stock option component of the Share Incentive Plan have an exercise price of not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the option is granted and are exercisable for a period not to exceed ten years. The vesting of stock options is at the discretion of the Board of Directors of the Company, and there are currently no vesting provisions governing any of the outstanding stock options. Options granted under the stock option component are not transferable or assignable and terminate: (i) within a period of 60 days following the termination of an optionee’s employment, subject to any agreement with a director or officer of the Company with respect to the rights of such director or officer upon termination or a change of control of the Company; and (ii) within a period of six months following the death of an optionee.

The Share Incentive Plan also provides for the granting of stock appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the Common Shares to which the terminated option relates, to receive that number of Common Shares, disregarding fractions, which, when multiplied by the fair value of the Common Shares (which is the average closing price of the Common Shares on the TSX for the five trading days prior to the date of termination of the option) to which the terminated option relates, has a total value equal to the product of the number of such Common Shares times the difference between the fair value and the option price per share of such Common Shares, less any amount required to be withheld on account of income taxes. During the year ended December 31, 2004, there were a total of 2,692 stock appreciation rights exercised.

The Board and/or the Compensation Committee of the Board, reserves the right to amend, modify or terminate the Share Incentive Plan at any time if and when it is advisable in the absolute discretion of the Board. However, any amendment of the Share Incentive Plan which would: (a) materially increase the benefits under the plan; (b) materially increase the number of Common Shares which may be issued under the plan; or (c) materially modify the requirements as to the eligibility for participation in the plan shall be effective only upon the approval of the shareholders of the Company. Any amendment to any provision of the Share Incentive Plan shall be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Company.

Corporate Governance Practices

The Toronto Stock Exchange (the “TSX”) has issued guidelines (the “TSX Guidelines”) for effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSX requires that each listed company disclose on an annual basis its approach to corporate governance.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board of Directors fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Board of Directors monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices. Several regulatory corporate governance and disclosure initiatives were introduced and or finalized during the Company’s fiscal 2004. A national policy entitled “Corporate Governance Guidelines” and related disclosure requirements were published for comment by the each of the securities regulatory authorities in Canada (the “Proposed Governance Recommendations”). Once finalized and adopted in Ontario, the Proposed Governance Recommendations are expected to replace the TSX Guidelines.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and U.S. requirements. The Company continues to monitor developments in Canada and the U.S. with a view to further revising its governance policies and practices, as appropriate.

The Company has voluntarily provided in this management information circular the disclosure stipulated by the Proposed Governance Recommendations, which disclosure is set forth below. Until the TSX Guidelines are repealed, the Company is required to disclose its approach to corporate governance in accordance with such guidelines. Accordingly, the Board of Directors has considered the TSX Guidelines and believes that its approach to corporate governance is appropriate and works effectively for the Company and its shareholders. The Company’s disclosure addressing each of the TSX Guidelines is attached as Schedule “A” to this management information circular. This disclosure statement, including Schedule “A”, has been prepared by the Corporate Governance Committee of the Board and has been approved by the Board.

The Board of Directors

The majority of the members of the Company’s Board of Directors, including the Chair of the Board of Directors, are independent within the meaning of proposed National Instrument 58-101, “Disclosure of Corporate Governance Practices” and hold regularly scheduled meetings. Messrs. Marrone and Silva are not independent as they are also officers of the Company. Mr. Mesquita is also not independent as he is Director of Santa Elina Mines Corporation, which is a significant shareholder of Yamana, and Yamana pays Mr. Mesquita as a consultant of the Company. Although Mr. Bradley acted as President and Chief Executive Officer of the Company until July 31, 2003, the Board of Directors does not consider Mr. Bradley to have a material relationship with the Company which could be reasonably expected to interfere with the exercise of his independent judgement as a non-executive director of the Company, and thus considers Mr. Bradley to be independent.

The role of the Company’s Chairman of the Board is to chair all meetings of the Board in a manner that promotes meaningful discussion, and to provide leadership to the Board to enhance the Board’s effectiveness in meeting its responsibilities. The Chairman’s responsibilities include, without limitation, ensuring that the Board of Directors works together as a cohesive team with open communication; working together with the Corporate Governance Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on a at least an annual basis. The Chairman also acts as a liaison between the Board and management to ensure that the relationship between the Board and management is professional and constructive and ensures that the allocation of responsibilities and the boundaries between Board and management are clearly understood.

The independent directors meet regularly without management to review the business operations, corporate governance and financial results of the Company. During the fiscal year ended December 31, 2004, the Board of Directors held 12 meetings. The attendance of each of the directors, based on the number of meeting each was eligible to attend is as follows: Mr. Marrone (12/12), Mr. Bradley (11/12), Mr. Askew (6/7), Mr. Mars (12/12), Mr. Mesquita (11/12), Mr. Silva (11/12) and Mr. Tigert (11/12).

Messrs.     Bradley, Askew, Mars and Tigert are current directors of the other reporting issuers set forth below:

Director Name	Directorships with Other Reporting Issuers

Victor H. Bradley	Frontier Pacific Mining Corporation
Kaieteur Resource Corporation
Bullion River Gold Corporation

James Askew	Golden Star Resources Ltd.
Sino Gold Limited

Patrick J. Mars	Glencairn Gold Corporation
Endeavour Mining Capital Corp.
SAGE Gold Inc.
Carpathian Gold Inc.
First Point Minerals Corp.
Manicouagan Minerals Inc.

Report on Board Activities

The Board of Directors of the Corporation is comprised of Messrs. Bradley (Chairman), Askew, Mesquita, Marrone, Mars, Silva and Tigert, four of whom are independent directors.

In carrying out its mandate, the Board of Directors met 12 times during the fiscal year ended December 31, 2004. At such meetings, the Board of Directors reviewed and approved or ratified various corporate decisions such as production decisions for the Chapada copper-gold project and the Sao Francisco gold project; reviewed and approved financing alternatives, including the commitment for US$100 million of senior secured notes and the $91 million bought deal public offering completed in November 2004; reappointed the officers of the Corporation and the members of each of the committees of the Board of Directors; reviewed and approved the consolidated financial statements for the year ended February 29,

2004, as well as the consolidated financial statements for the four months ended June 30, 2004 and the seven months ended September 30, 2004, reviewed with management on a quarterly basis, the mining operations and exploration and development activities of the Corporation; received reports from the chairman of each of the committees regarding their activities; and following the year end, the Board conducted an assessment of the board as a whole and of each director individually.

The foregoing report dated this 7th day of March, 2005 has been furnished by the Chairman on behalf of the Board of Directors:

(Signed)     Victor H. Bradley

Board Mandate

The Board of Directors of the Company is responsible for the general supervision of the management of the business. The Board of Directors discharges its responsibilities directly and through its committees, currently consisting of Corporate Governance Committee, the Audit Committee, the Compensation Committee and the Sustainability Committee.

A copy of the charter of the Board of Directors, setting out its mandate, responsibilities and the duties of its members is attached hereto as Schedule “B”.

Position Descriptions

Written position descriptions have been developed by the Board of Directors for the Chairman of the Board of Directors and the Chair of each of the Board’s committees. The Board, together with the Chief Executive Officer, have also developed a written position description for the Chief Executive Officer.

Orientation and Continuing Education

The measures that the Board of Directors takes in connection with orienting new Board members regarding the role of the Board, its directors, the committees of the Board and the nature and operation of the Company’s business include providing each new member with information concerning the role and responsibilities of a public company director, providing new members with a complete set of the Company’s charters, policies and procedures and discussing with new members the Company’s operations including possible site visits to the Company’s properties.

With respect to providing continuing education for its directors, the Board ensures that all directors are kept apprised of changes in the Company’s operations and business, changes in the regulatory environment affecting the Company’s day to day business both within Canada and within the foreign jurisdictions in which the Company maintains properties and changes in their roles as directors of a public company.

The Corporate Governance Committee also considers orientation and continuing education for Board members and makes recommendations to the Board of Directors from time to time regarding same.

Code of Business Conduct and Ethics

The Board of Directors has adopted a Code of Business Conduct and Ethics for its directors, officers and employees. The Code includes provisions that require directors, officers and employees to inform the Company’s Chief Executive Officer or other appropriate person of any non-compliance with the Code.

The Board of Directors takes steps to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer of the Company has a material interest, which include ensuring that directors and officers are thoroughly familiar with the Company’s Code of Business Conduct and Ethics and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Chief Executive Officer or other appropriate person, regarding any potential conflicts of interest.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to employees, officers and directors to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

Nomination of Directors

The Board of Directors, together with its Corporate Governance Committee which is composed entirely of independent directors, is responsible for identifying new candidates for nomination to the Board. The process by which the Board identifies new candidates is through recommendations of the Corporate Governance Committee whose responsibility it is to establish qualification and procedures to identify new candidates based on corporate law and regulatory requirements as well as relevant education and experience related to the business of the Company.

The Corporation Governance Committee’s responsibilities include annually reviewing the charters of the Board of Directors and the Corporate Governance Committee; assisting the Chairman of the Board of Directors in carrying out his responsibilities; considering and, if thought fit, approving requests from directors or committee members for the engagement of special advisors from time to time; preparing and recommending to the Board of Directors a set of corporate governance guidelines, a Code of Business Conduct and ethics and annually a “Statement of Corporate Governance Practices” to be included in the Company’s management information circular; meeting with the Company’s external corporate counsel to discuss the Company’s corporate governance policies and practices; recommending procedures to permit the Board of Directors to meet on a regular basis without management present; assisting the Board of Directors by identifying individuals qualified to become Board members and members of Board committees; leading the Board of Directors in its annual review of the Board’s performance; and assisting the Board of Directors in monitoring compliance by the Company with legal and regulatory requirements.

Report on Activities of Corporate Governance Committee

The Corporate Governance Committee members are Messrs. Mars (Chairman), Askew and Bradley, all of whom are independent directors. In carrying out its mandate, the Corporate Governance Committee met once during the year ended December 13, 2004, on June 25, 2004 and once following the year end, on March 7, 2005.

At its June 25, 2004 meeting, the Corporate Governance Committee reviewed and approved an updated Insider Trading Policy and Share Dealing Code and a Code of Business Conduct and Ethics.

On March 7, 2005, the Committee reviewed and made a determination on the independence of the directors; approved a Timely Disclosure Policy; reviewed the Charter of the Corporate Governance Committee; reviewed the results of the assessment of the Board as a whole and each director individually; and approved the disclosure of Corporate Governance practices in this Circular.

The foregoing report dated this 7th day of March, 2005 has been furnished by the Chairman of the Corporate Governance Committee on behalf of the Committee:

(Signed)     Patrick J. Mars

Compensation

The Board of Directors, together with its Compensation Committee which is composed of a majority of independent directors, among other things, determines appropriate compensation for the Company’s directors and executive officers. The only member who is not independent is Mr. Marrone, President and Chief Executive Officer of the Company, who is a non-voting member of the Committee with the right to attend meetings of the Committee. The process by which appropriate compensation is determined is through periodic and annual reports from the Compensation Committee on the Company’s overall compensation and benefits philosophies, which are established based, in part, on a review of peer group and mining industry compensation data. The reports describe processes undertaken by the committee to weight factors and target levels in determining executive compensation.

The Compensation Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Chief Executive Officer, and considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages of the Chief Financial Officer and the Chief Operating Officer.

Report on Activities of Compensation Committee

Currently, the members of the Compensation Committee are Messrs. Askew (Chairman), Tigert and Marrone, two of whom are independent directors. Mr. Marrone is a non-voting member of the Committee. Mr. Tigert served as Chair of the Committee until December 13, 2004. The Compensation Committee met twice in the year ended December 31, 2004, on March 9 and December 13, 2004.

On March 9, 2004, the Committee approved option grants and bonus amounts for the year ended February 29, 2004. On December 13, 2004, the Committee considered and approved bonuses for fiscal 2004 and salary increases for senior management of the Corporation for the year ended December 31, 2005. For further details, see “Report on Executive Compensation”.

The foregoing report dated this 7th day of March, 2005 has been furnished by the Chairman of the Sustainability Committee on behalf of the Committee:

(Signed)     James A. Askew

Sustainability Committee

The Board of Directors also has a Sustainability Committee to assist in establishing objectives relating to exploration, development, operations and mining of the Company’s properties, and to monitor and assess the Company’s performance against such objectives. The Sustainability Committee is also responsible for assisting the Board in developing a corporate culture of environmental responsibilities and awareness as to the importance of health and safety.

Report on Activities of the Sustainability Committee

The Sustainability Committee members are Messrs. Askew (Chairman), Mars and Tigert, all of whom are an independent directors. The Sustainability Committee met twice during the year ended December 31, 2004, on June 23 and November 21, 2004.

On June 23, 2004, the Sustainability Committee considered, reviewed and approved the feasibility study relating to the Chapada copper-gold project. On November 21, 2004, the Sustainability Committee considered, reviewed and approved the feasibility study relating to the Sao Francisco gold project.

The foregoing report dated this 7th day of March, 2005 has been furnished by the Chairman of the Sustainability Committee on behalf of the Committee:

(Signed)     James A. Askew

Audit Committee

Information regarding the Company’s Audit Committee is contained in the Company’s annual information form dated March 7, 2005 under the heading “Audit Committee”, and a copy of the Audit Committee charter is attached to the annual information form as Schedule “A”. The Company’s annual information form is available on SEDAR at www.sedar.com.

Board Assessments

The Board of Directors, its committees and its individual directors are assessed regularly, on at least an annual basis, as to their effectiveness and contribution. The process by which such assessments are made is through questionnaires developed by the Board and its Corporate Governance Committee, which are distributed to each director and/or committee member for review and completion each year. In addition, the Chairman of the Board and the Chair of each committee encourages discussion amongst the Board or the committee, as the case may be, as to their evaluation of their own effectiveness over the course of the year. All directors and/or committee members are free to make suggestions for improvement of the practice of the Board and/or its committees at any time and are encouraged to do so.

The Corporate Governance Committee is responsible for reviewing with the Board, on an annual basis, the requisite skills and characteristics of prospective board members as well as the composition of the Board as a whole. This assessment will include member’s contribution, qualification as independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the board.

Indebtedness of Directors and Executive Officers

None of the Company’s directors or executive officers, nor any associate of such director or executive officer is as at the date hereof, or has been, during the financial year ended December 31, 2004, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Since the commencement of the Company’s last completed financial year, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

Election of Directors

The Company’s Articles of Incorporation and the CBCA provide that the Board consist of a minimum of three (3) and a maximum of ten (10) directors. The Board currently consists of seven (7) directors. At the Meeting, the seven (7) persons named hereunder will be proposed for election as directors of the Company. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company’s By-Laws.

The following table sets forth the name, province or state and country of residence, present principal occupation, business or employment, the period or periods during which each has served as a director of the Company and number of Common Shares beneficially owned by each nominee for election as a director of the Company. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at February 28, 2005. All directors hold office until the next annual meeting of shareholders of the Company or until their successors are appointed.

Name and Province/State and Country of Residence	Principal Occupation, Business or Employment	Period(s) Served as a Director of the Company	Number of Common Shares Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised

Peter Marrone(2)	President and Chief	July 31, 2003 to present	2,284,058(6)
Ontario, Canada	Executive Officer of the
Company

Victor H. Bradley(1)(4)	Mining Consultant/	February 7, 1995 to present	252,013
California, United States	Corporate Director

James Askew(2)(3)(4)	Chairman, International	July 31, 2003 to present	Nil
Colorado, United States	Mining Finance Corporation

Patrick J. Mars(1)(3)(4)	Mining Consultant/	August 16, 2001 to present(5)	20,897(7)
Ontario, Canada	Corporate Director

Juvenal Mesquita Filho	President of Mineracao	July 31, 2003 to present	208,695
Sao Paulo, Brazil	Santa Elina S/A

Antenor F. Silva, Jr	Chief Operating Officer	July 31, 2003 to present	208,695
Rio de Janeiro, Brazil	of the Company

Lance Tigert(1)(2)(3)	Mining Consultant/	February 7, 1995 to present	10,000
Ontario, Canada	Corporate Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Sustainability Committee.
(4)	Member of the Corporate Governance Committee.
(5)	Mr. Mars also served as a director of the Company between February 7, 1995 and February 18, 1999.
(6)	Mr. Marrone also owns 208,333 common share purchase warrants of the Company.
(7)	Mr. Mars also owns 10,000 common share purchase warrants of the Company.

The principal occupations, businesses or employments of each of the proposed directors during the past five years are disclosed in the brief biographies set forth below.

Peter Marrone – President and Chief Executive Officer.  Mr. Marrone joined Yamana as President and Chief Executive Officer of Yamana in July 2003, and was instrumental in the creation of the Company and organizing it as a significant gold producer in Brazil.   Prior to joining Yamana, Mr. Marrone was Executive Vice President and Managing Director, Investment Banking of Canaccord Capital Corporation from 2001 to July 2003, and prior thereto was a partner at the law firm of Cassels Brock & Blackwell LLP, where he practiced in the area of securities law with a strong focus on mining and international transactions.  Mr. Marrone has more than 20 years of business and capital market experience and has been on the boards of a number of public companies and advised companies with a strong Brazilian presence.  Mr. Marrone is a Faculty Scholar and holds a Bachelor of Laws degree.

Victor H. Bradley – Director.  Mr. Bradley joined Yamana in February 1995 as President and Chief Executive Officer, which position he held until July 2003, at which time he became Chairman of Yamana. Mr. Bradley also works as a mining consultant and sits on the board of several resource companies, including Frontier Pacific Mining Corporation, Bullion River Gold Corporation and Kaieteur Resource Corporation of which he is also Executive Chairman. Mr. Bradley is a Chartered Accountant with over 40 years of experience in the minerals industry. For 30 of those years, Mr. Bradley held senior financial positions with a wide range of mining and exploration companies.

James Askew – Director.  Mr. Askew is a mining executive and currently serves as a director on the boards of various companies within the international resource industry, including acting as Chairman of International Mining Finance Corporation and a director of Golden Star Resources Ltd.

Patrick J. Mars –Director.  Mr. Mars currently works as a mining consultant and serves as a director of several resource companies, including Glencairn Gold Corporation, Endeavour Mining Capital Corp., SAGE Gold Inc., Carpathian Gold Inc., First Point Minerals Corp. and Manicouagan Minerals Inc. During the period of January 1999 to May 2001, Mr. Mars acted as

Chairman and director of First Marathon Securities (UK) Ltd. prior to such company being acquired by National Bank of Canada, after which time Mr. Mars was director of NBC Financial (UK).

Juvenal Mesquita Filho – Director.  Mr. Mesquita is currently the President of Mineração Santa Elina S/A, in Brazil, as well as a director of Santa Elina Mines Corporation since September 1994.

Antenor F. Silva – Chief Operating Officer.  Mr. Silva joined Yamana as Chief Operating Officer in July 2003. Mr. Silva has approximately 40 years of experience in the mining and chemical industries, and has provided technical consultation and training in development, construction, start-up, operation, strategic planning and productivity for various mining, hydropower and industrial companies. During this time, Mr. Silva has been instrumental in researching and developing metallurgical and engineering processes for mill plants in mining projects in Brazil, and implementing metallurgical processes which contributed to the development of mines in Tunisia, Africa and Togo, Africa. Mr. Silva has gained significant experience in senior management at various engineering companies and mining, petroleum and chemical companies. Prior to joining Yamana, Mr. Silva acted as Chief Operating Officer of Santa Elina Mines Corporation. Mr. Silva has also served as a director on the boards of several engineering, mining and aluminum extrusion companies. Mr. Silva holds a Bachelor of Science degree in Mining and Metallurgical Engineering from the Universidade do Estado de São Paulo in São Paulo, Brazil.

Lance Tigert - Director.   Mr. Tigert currently works as a mining consultant in addition to serving as a director of the Company. Mr. Tigert was Senior Vice President, Project Development, of Noranda Inc. prior to his retirement in December 2002.

Corporate Cease Trade Orders or Bankruptcies

None of the proposed directors are, as at the date hereof, or have been, within the ten years prior to the date hereof, a director or executive officer, of any company that, while that person was acting in the capacity:

(i)	was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than Mr. Patrick Mars who was President and Chief Executive Officer of a mining company when it make a voluntary arrangement with creditors in 1998, or

(iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the proposed directors have, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Deloitte & Touche LLP, Chartered Accountants, were first appointed as auditors of the Company since its incorporation in 1995.

Additional Information

Additional information relating to the Company may be found on www.sedar.com. Additional financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2004, which can be found in the Company’s annual report to shareholders that accompanies this management information circular and can also be found at www.sedar.com. Shareholders may also request these documents from the Chief Financial Officer of the Company by phone at (416) 945-7354 or by e-mail at cmain@yamana.com.

Directors’ Approval

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Peter Marrone
President and Chief Executive Officer

Toronto, Ontario
March 15, 2005

SCHEDULE “A”

YAMANA GOLD INC.
ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

The following table indicates how the corporate governance practices of the Company align with the TSX Corporate Governance Guidelines:

TSX Corporate Governance Guidelines		Corporate Governance Practices of the Company

1.	Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:	The Board is responsible for the stewardship of the business and affairs of the Company and it reviews, discusses and approves various matters related to the Company’s operations, strategic direction and organizational structure to ensure that the best interests of the Company and its shareholders are being served. The Board’s duties include social responsibility issues and environmental matters.
a) of a strategic planning process	The duties of the Board include the review of strategic business plans and corporate objectives, the approval of the annual operating plan and the approval of capital expenditures, acquisitions, dispositions, investments and financings that exceed certain prescribed limits.
The Board monitors management on a regular basis. Management of the Company is aware of the need to obtain Board approval for significant corporate or business transactions outside of the normal course of business. Less significant activities which can be addressed by management are often reported to the Board, with whom management has a good working relationship.

	b) Identification of principal risks, and implementing risk management systems	The Board and its Audit Committee identify the principal risks of its business and ensure the implementation of appropriate systems to manage such risks.

	c) Succession planning and monitoring senior management	The Board is responsible for establishing processes for succession planning, reviewing succession plans and appointing and monitoring the performance of senior executives.

d) Communications policy	The communications policy of the Company is reviewed by its Board periodically and provides that communications with all constituents will be made in a timely, accurate and effective manner.
The Company communicates regularly with shareholders through press releases, as well as annual and quarterly reports. Investor and shareholder concerns are addressed on an on-going basis by the Investor Relations department

TSX Corporate Governance Guidelines	Corporate Governance Practices of the Company

and, as required, by the President and Chief Executive Officer of the Company.
The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner. The Company has few concerns or complaints expressed to it by shareholders, but attempts to deal with any concerns or complaints that it does receive effectively, in an informal manner.

e) Integrity of internal control and management information systems	The Board and its Audit Committee are responsible for the supervision of the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to assure compliance with applicable laws.

2.	a) Majority of directors should be unrelated	Under the current TSX Corporate Governance Guidelines, an unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director.
The Board is currently composed of seven (7) members, four (4) of whom are considered to be unrelated directors.

b) If the corporation has a significant shareholder, the board should include directors who do not have interests in or relations with the corporation or such significant shareholder	The Company does not have a significant shareholder.

3.	Disclose, for each director, whether he is related, and how that conclusion was reached	Peter Marrone, President and Chief Executive Officer of the Company, is considered to be a related director because he is employed by the Company and is a member of management.
Juvenal Mesquita Filho is considered to be a related director because he is the President of Santa Elina Mines Corporation, a significant shareholder of Yamana, and is paid by the Company as a consultant.

TSX Corporate Governance Guidelines		Corporate Governance Practices of the Company

Antenor Silva, Chief Operations Officer of the Company, is considered to be a related director because he is employed by the Company and is a member of management.
Victor Bradley is now considered to be an unrelated director as he no longer has any business or employment relationships with the Company.
James Askew, Patrick Mars and Lance Tigert are unrelated directors as they do not have any business or employment relationships with the Company.
The shareholdings of each current director are disclosed in the management information circular under the heading “Election of Directors”.

4.	Appoint a committee of directors, composed exclusively of outside (non-management) directors, a majority of whom are unrelated, responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis	The Corporate Governance Committee is responsible for recruiting new directors, proposing new director nominees to the Board and reviewing the performance and qualification of existing directors.

5.	Implement a process for assessing the effectiveness of the board, its committees and individual directors	The Corporate Governance Committee is responsible for reviewing on a periodic basis the size and composition of the Board and assessing the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors.

6.	Provide an orientation and education program for new directors	The Corporate Governance Committee is responsible for providing an orientation and education program for new members of the Board.

7.	Implement a process to examine size of board, with a view to improving effectiveness	See item 5 above. The Corporate Governance Committee has reviewed the size of the board and determined that while the current board size of seven (7) members is sufficient for effective decision making, it could be improved by electing up to two (2) additional unrelated directors.

8.	Board should review compensation of directors in light of risks and responsibilities	The Compensation Committee reviews the adequacy and form of, and recommends to the Board, compensation including annual retainer, meeting fees, option grants and other benefits received by directors to ensure that the compensation received by the directors accurately reflects the risks and responsibilities involved in being an effective director.

9.	Committees of the board should generally be composed of outside (non-management)	There are four committees of the Board: the Audit Committee, the Compensation Committee

TSX Corporate Governance Guidelines	Corporate Governance Practices of the Company

directors, a majority of whom are unrelated directors	the Corporate Governance Committee and the Sustainability Committee.
The Audit Committee meets at least once each quarter and reviews the annual and quarterly financial statements, matters relating to the securities commissions, investments and transactions that could adversely affect the well-being of the Company. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Company. The members of the Audit Committee are Victor Bradley (Chairman), Patrick Mars and Lance Tigert, all of whom are unrelated directors.
The Compensation Committee meets as required to review compensation for senior management. The members of the Compensation Committee are James Askew (Chairman), Lance Tigert and Peter Marrone. Mr. Marrone is a non-voting member of the Compensation Committee with the right to attend meetings of the committee. The other two members of the Compensation Committee are unrelated directors.
The Corporate Governance Committee meets at least once each year or more frequently as circumstances require. The Corporate Governance Committee may ask members of management or others to attend meetings or to provide information as necessary. In addition, the Corporate Governance Committee or, at a minimum, the Chairman of such committee may meet with the Company’s external corporate counsel to discuss the Company’s corporate governance policies and practices. The members of the Corporate Governance Committee are Patrick Mars (Chairman), James Askew and Victor Bradley, all of whom are unrelated directors.
The Sustainability Committee provides assistance to the Board in fulfilling its oversight responsibilities and assists management with respect to the development and implementation of plans, budgets, monitoring systems, policies and best practices of the Company relating to exploration, development, operational, environmental and health and safety matters. The members of the Sustainability Committee are James Askew (Chairman), Patrick Mars and Lance Tigert, all of whom are unrelated directors.
Other matters are considered by the full Board.

TSX Corporate Governance Guidelines		Corporate Governance Practices of the Company

As required by applicable law or when circumstances warrant, the Board may strike ad hoc committees.

10.	Board should expressly assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues	The Board has assigned responsibility for the Company's approach to corporate governance issues to the Corporate Governance Committee. The Corporate Governance Committee is currently conducting a review of the Company’s corporate governance practices to ensure continued compliance with applicable stock exchange rules and applicable laws.

11.	a) Define limits to management’s responsibilities by developing mandates for: (i) the board	The Board has a written mandate which provides that the Board is responsible for the stewardship and general supervision of the management of the business and for acting in the best interests of the Company. The Board may discharge its responsibilities directly or through its committees. Although the Board supervises, directs and oversees the business and affairs of the Company, it delegates the day-to-day management to others, while reserving the ability to intervene in management decisions and to exercise final judgment on any matter.
There is also a corporate standard of care set out in the governing corporate legislation of the Company, the Canada Business Corporations Act (the “CBCA”). The CBCA indicates that each director and officer of a Company governed by it, in exercising his or her powers and discharging his or her duties, shall act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The Board expects management to operate the business in accordance with the mandate referred to above and to maximize shareholder value, consistent with public and employee safety and the other objectives referred to above. The results of the management activities are reviewed continually by the Board.
In order to carry out the foregoing responsibilities, the Board meets as required by circumstances.

TSX Corporate Governance Guidelines		Corporate Governance Practices of the Company

	(ii) the Chief Executive Officer	The objective set for the Chief Executive Officer by the Board is the general mandate to implement the approved corporate objectives and the strategic business plan (see Item 1(a) above).

	b) Board should approve Chief Executive Officer's corporate objectives	See Item 11(a)(ii) above.

12.	Implement structures and procedures to ensure the Board can function independently of management	The Board has appointed a Chairman who is other than the Chief Executive Officer.

13.	Establish an Audit Committee, composed only of outside directors, with a specifically defined mandate	See Item 9 above.

14.	Implement a system to enable individual directors to engage outside advisors, at the corporation's expense	Each committee of the Board and, in appropriate circumstances and with the approval of the Board, an individual director may engage outside advisors, independent of management, at the expense of the Company.

SCHEDULE “B”

YAMANA GOLD INC.
CHARTER OF THE BOARD OF DIRECTORS

I.	GENERAL

The Board of Directors of Yamana Gold Inc. (the “Company”) is responsible for the stewardship and the general supervision of the management of the business and for acting in the best interests of the Company and its shareholders. The Board will discharge its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Sustainability Committee. In addition, the Board may from time to time, appoint such additional committees as it deems necessary and appropriate in order to discharge its duties, each which committee shall have its own charter. The Board shall meet regularly, but not less than once each quarter, to review the business operations, corporate governance and financial results of the Company. Meetings of the Board of Directors will also include regular meetings (not less than once annually) of the independent members of the Board without management being present.

II.	COMPOSITION

The Board of Directors shall be constituted at all times of a majority of “independent directors” within the meaning of Proposed National Policy 58-201 Corporate Governance Guidelines, as outlined in Appendix “A”. Pursuant to Canadian corporate governance guidelines (except in respect of British Columbia), in order to be considered “independent”, directors shall have no direct or indirect material relationship with the Company. In British Columbia, a director shall be considered independent unless a reasonable person with knowledge of all relevant circumstances would conclude that the director is in fact not independent of management or of any significant shareholder.

III.	RESPONSIBILITIES

The Board of Directors’ mandate is the stewardship of the Company and its responsibilities include, without limitation to its general mandate, the following specific responsibilities:

•	The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors; (ii) financial reporting and internal controls; and (iii) compensation of officers and senior employees.

•	With the assistance of the Corporate Governance Committee:

—	Reviewing the composition of the Board and ensuring it respects its independence criteria.

—	Satisfying itself as to the integrity of the Chief Executive Officer and other senior officers and that such officers create a culture of integrity throughout the organization.

—	The assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board.

—	Ensuring that an appropriate review selection process for new nominees to the Board is in place.

—	Ensuring that an appropriate orientation and education program for new members of the Board is in place.

—	Approving and revising from time to time as circumstances warrant a corporate disclosure and communications policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and communities in which the business of the Company is conducted.

•	With the assistance of the Audit Committee:

—	Ensuring the integrity of the Company’s internal controls and management information systems.

—	Ensuring the Company’s ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company’s own governing documents.

—	Identifying the principal risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.

—	Reviewing and approving significant operational and financial matters and the provision of direction to management on these matters.

—	As required and agreed upon, providing assistance to shareholders concerning the integrity of the Company’s reported financial performance.

•	With the assistance of the Compensation Committee and the Chief Executive Officer, the approval of the compensation of the senior management team.

•	Succession planning includingthe selection, training, appointment, monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.

•	The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.

•	The review and approval of corporate objectives and goals applicable to the Company’s senior management.

•	Overseeing the Company’s implementation of systems to accommodate feedback from shareholders and establishing a process to permit shareholders to directly contact independent directors.

•	Enhancing congruence between shareholder expectations, Company plans and management performance.

•	Reviewing with senior management material transactions outside the ordinary course of business and such other major corporate matters which require Board approval including the payment of dividends, the issue, purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures and approving such decisions as they arise.

•	Performing such other functions as prescribed by law or assigned to the Board in the Company’s constating documents and by-laws.

•	With the assistance of the Sustainability Committee:

—	Establishing objectives relating to exploration, development, operations and mining of the Company’s properties, including determining the budgets required, the allocation of resources, the steps to be implemented and the timing for reaching such steps.

—	Monitoring matters relating to exploration, development, operations and mining and assessing the performance of the Company against its objectives.

—	Developing a corporate culture of environmental responsibilities and awareness as to the importance of health and safety.

APPENDIX “A” TO CHARTER OF THE BOARD OF DIRECTORS

Independence Requirements under Proposed National Policy 58-201 Corporate Governance Guidelines

Pursuant to Proposed National Policy 58-201 Corporate Governance Guidelines, a “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgement.

For greater certainty, the following individuals are considered to have a material relationship with the Company:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)	an individual who:

(i)	is a partner of a firm that is the Company’s internal or external auditor;

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the Company’s internal or external auditor;

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serve or served at the same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than Cdn.$75,000 per year in direct compensation from the Company during any 12 month period within the last three years.

Despite the foregoing, an individual will not be considered to have a material relationship with the Company solely because he or she had a relationship identified above if that relationship ended before March 30, 2004.

For the purposes of clauses (c) and (d) above, a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

For the purposes of clause (f) above, direct compensation does not include:

(a)	remuneration for acting as a member of the board of directors or any board committee of the Company, and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

Despite the foregoing, an individual will not be considered to have a material relationship with the Company solely because the individual or his or her immediate family member

(a)	has previously acted as an interim chief executive officer of the Company, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the Company on a part-time basis.

References above to the Company include a subsidiary entity of the Company and a parent of the Company.